Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

July 7, 2016

Ms. Alison White

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Nuveen Unit Investment Trust, Series 150

Nuveen Formula Global 50 S&P Portfolio, 3Q 2016

File Nos. 333-211563 and 811-08103

Dear Ms. White:

This letter is in response to your comment letter dated June 23, 2016 regarding the registration statement on Form S-6 for Nuveen Unit Investment Trust, Series 150, filed on May 24, 2016, with the Securities and Exchange Commission (the “Commission”). The registration statement proposes to offer the Nuveen Formula Global 50 S&P Portfolio, 3Q 2016 (the “Trust”).

Prospectus

Selection of Portfolio Securities (pp. 2-3)

1. The disclosure states that the “top 50 dividend yielding stocks are selected for the recommended portfolio.” Please describe the steps the Trust will take if the top 50 dividend yielding stocks results in a portfolio that does not comply with the Trust’s policy to invest at least 40% of its total assets in the securities of non-U.S. companies.

Response: The disclosure has been revised as requested.

2. Please explain in the filing what you mean by “current negative or material company events.” Consider providing examples.

Response: The disclosure has been revised as requested.

3. Please clarify in the filing what you mean by “universe.” Do you mean the securities included in the S&P Global 1200 Index, or something broader?

Response: The disclosure has been revised as requested.

4. Please clarify in the filing what you mean when you state that “[i]n addition, if a suitable liquid American Depositary Receipt (“ADR”) or U.S.-listed security cannot be found in any of the domestic or foreign holdings, then the security will be replaced with the next highest dividend yielding security in the universe.” Does this mean that the Trust will only invest in securities in the S&P Global 1200 Index that are traded on a U.S. exchange? Or do you mean that if a suitable security cannot be found in the S&P Global 1200 Index, the investment adviser will look outside of the index? Please advise or revise.

Response: The Trust will only invest in securities in the S&P Global 1200 Index that are traded on a U.S. exchange. The disclosure has been revised as requested.

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren